CERTIFICATE OF OFFICER

RE: Annual and Special Meeting of Shareholders of Alexco Resource Corp. (the "Company") scheduled to be held on December 11, 2007 (the "Meeting")

The undersigned, acting in his capacity as the President of the Company and not in his personal capacity, hereby confirms that the Company has made the arrangements described in paragraphs (a) and (b) of Section 2.20 of National Instrument 54-101 in connection with the Meeting and relies on Section 2.20 of National Instrument 54-101.

DATED at Vancouver, British Columbia, this 15th day of November, 2007.

ALEXCO RESOURCE CORP.

Per: ______________________________
Clynton Nauman, President